WGLD
LISTED
NYSE

wShares
by Wilshire Phoenix

Wilshire wShares Enhanced Gold ETF AS OF 3/31/2021

A New Way to Invest in Gold™

Fund Description

The Wilshire wShares Enhanced Gold Trust (the "Fund" or "WGLD") seeks to closely reflect the performance of the Wilshire Gold Index (the "Index") less the Fund's liabilities and expenses. WGLD rebalances physical gold and cash utilizing a rules-based methodology that automatically adapts to market conditions within the gold and US equity markets (the "S&P 500®"). The Index's purpose is to seek to outperform a stand-alone investment in gold and reduce its risk profile without the use of any futures, leverage, or derivatives.

Index Overview

The objective of the Index is to seek to reduce the risk-profile typically associated with the purchase of gold, as measured by the realized volatility of the LBMA Gold Price, while also generally increasing its exposure to gold during periods of heightened realized volatility as observed in the S&P 500®. The Index utilizes a passive, rules-based methodology that rebalances monthly.

PUTTING THE FUND TO WORK

WGLD is intended to serve as a piece of an overall portfolio allocation.

WGLD FUND DETAILS

Inception	2/18/2021
Ticker	WGLD
Exchange	NYSE Arca
Fund Type	ETF
Investment Style	Passive
Creation Basket	10,000
CUSIP	972005102
Index Ticker	WGIX
Index Calculation Agent	Solactive
Gold Custodian	J.P. Morgan
Fund Administrator	BNY Mellon
Net Assets as of 3/31/2021	$1,709,401.84
Sponsor Fee	0.65%

Table I. Performance of the Index versus gold (US$/oz) over various periods of time (includes pre-inception periods)

Period	Index (net)	Gold
10 year	28.2%	17.5%
2 year	32.2%	30.5%
1 year	6.9%	5.1%
Dot.Com Bubble	13.1%	12.1%
Financial Crisis	29.0%	25.5%

Chart I. Index volatility versus gold (US$/oz) (includes pre-inception periods)



40%
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1/3/21
LBMA PM Fixings
WGIX (Net)

Past performance is not indicative of future results. Since the Index seeks to reduce the risk-profile typically associated with the purchase of gold while maintaining the correlative benefits of gold versus the equity markets, neither the Index nor the Fund is designed to precisely correlate with the actual performance of gold. The price of gold corresponds to historical prices of the LBMA Gold Price PM (or its predecessor) in USD per ounce. The performance data presented with respect to the Wilshire Phoenix Gold Index (the "Index") prior to November 3, 2020, represents hypothetical pre-inception index performance data ("PIP data") to illustrate how the Index may have performed had it been in existence prior to November 3, 2020. PIP data is based on a criterion applied retroactively with the benefit of hindsight and knowledge of factors that may have positively affected its performance and cannot account for all financial risk that may affect the actual performance of the Wilshire wShares Enhanced Gold ETF (the "ETP"), which seeks to track the Index. The ETP is new, incepted 02/18/2021, and any performance prior to the inception of the Index is hypothetical. PIP data may differ from actual performance of the ETP due to Index tracking error and other reasons; and it does not reflect the potential deviation between the market price and the net asset value of ETP shares. While an investor cannot invest directly in the Index, for purposes of showing the PIP data herein, all PIP information represents the Index information reduced by the 0.65% sponsor fee of the ETP. Call 917-671-9097 / https://bit.ly/wSharesWGLD for a more complete description of the Index's methodology. The time periods in the table correspond to the period 3/31/2001-3/31/2021 (20-year), 1/4/2000-3/4/2021. Dot.Com Bubble returns were measured between 03/24/2000-10/09/2002. Financial Crisis returns were measured between 10/09/2007-03/09/2009.

WGLD
LISTED
NYSE

wShares
by Wilshire Phoenix

Wilshire wShares Enhanced Gold ETF AS OF 3/31/2021

Why Invest in WGLD

Seeks Strong Risk-Adjusted Returns – WGLD's Index's purpose is to seek to outperform a stand-alone investment in gold while simultaneously seeking to reduce its risk profile by lowering volatility.

Removing Emotion – The Fund may assist investors to overcome the often negative consequences of emotional trading, especially during heightened volatility. WGLD's Index utilizes Adaptive Exposure™, a methodology that rebalances its exposure to gold based on changing market conditions.

Innovative – Staying on the cutting edge of financial innovation. Wilshire Phoenix's wShares was named as a Listmaker at the 2020 Benzinga Global Fintech Awards in advance of the launch of WGLD. Additionally, the Wilshire Gold Index is nominated for Best New Index at the ETF.com Awards 2020.

Efficient –The Fund provides easy access to a methodology in a transparent, passive and rules-based manner that sets aside the use of futures or any form of leverage to achieve its investment objective.

Table II. Volatility of the Index versus gold (US$/oz) over various periods of time (includes pre-inception periods)

Period	Index (net)	Gold
10 year	14.2%	15.9%
2 year	16.1%	16.8%
1 year	16.6%	17.7%
Dot.Com Bubble	13.1%	13.1%
Financial Crisis	25.3%	29.2%

Past performance is not indicative of future results. Since the Index seeks to reduce the risk-profile typically associated with the purchase of gold while maintaining the correlative benefits of gold versus the equity markets, neither the Index nor the Fund is designed to precisely correlate with the actual performance of gold. The price of gold corresponds to historical prices of the LBMA Gold Price PM (or its predecessor) in USD per ounce. The performance data presented with respect to the Wilshire Phoenix Gold Index (the "Index") prior to November 3, 2020, represents hypothetical pre-inception index performance data ("PIP data") to illustrate how the Index may have performed had it been in existence prior to November 3, 2020. PIP data is based on a criterion applied retroactively with the benefit of hindsight and knowledge of factors that may have positively affected its performance and cannot account for all financial risk that may affect the actual performance of the Wilshire wShares Enhanced Gold ETF (the "ETP"), which seeks to track the Index. The ETP is new, incepted 02/18/2021, and any performance prior to the inception of the Index is hypothetical. PIP data may differ from actual performance of the ETP due to Index tracking error and other reasons; and it does not reflect the potential deviation between the market price and the net asset value of ETP shares. While an investor cannot invest directly in the Index, for purposes of showing the PIP data herein, all PIP information represents the Index information net of the 0.65% expense ratio of the ETP. Call 917-671-9097 / https://bit.ly/wSharesWGLD for a full description of the Index's methodology. The time periods in the table correspond to the period 3/31/2001-3/31/2021 (20-year). Dot.Com Bubble volatility was measured between 03/24/2000-10/09/2002. Financial Crisis volatility was measured between 10/09/2007-03/09/2009. Volatility was measured as the standard deviation of daily returns, annualized using a 252 day-count.

Nominated Best New Index — 2020 ETF.com Awards

2020 ETF.com Awards take place on April 20th, 2021: https://bit.ly/3s5MSun

Global Fintech Awards 2020 Benzinga Listmaker

Details of the Benzinga Fintech Listmaker can be found here: https://bit.ly/3a4Dp0i

Important Disclosures

This information is intended for the sole use of institutional investors and should not be relied on by retail investors. This information is not intended to be relied upon as the sole basis for any investor decision and does not take into account the particular investment objectives or financial circumstances of any specific person who may receive it.

This material must be preceded or accompanied by a prospectus. Please read the prospectus https://bit.ly/wSharesWGLD carefully before investing.

Past performance should not be considered indicative of future performance, and current performance may be lower or higher than the performance quoted.The Wilshire Gold Index ("Index") has limited historical data and no operating history. The Index's historical data may not be representative of the Index's potential performance under other market conditions. Back-tested performance prior to the launch of the Index refers to simulated performance data over the time periods indicated created by applying the Index's calculation methodology to historical gold prices and, with respect to rebalancings, the levels of the S&P 500® Index. The back-tested performance data does not represent the investment performance of Wilshire wShares Enhanced Gold Trust (the "Trust") or the actual accounts of any investors or investment funds. This back-tested performance is designed to allow investors to understand and evaluate the Index methodology by seeing how it would have performed hypothetically during certain time periods.

Wilshire wShares Enhanced Gold ETF AS OF 3/31/2021

Such simulated performance data may not account for all factors that affect gold prices and the equities markets and are neither an indicator or guarantor of future performance. The back-tested performance data may not reflect the impact that any material market or economic factors might have had on the use of the Index's methodology if the methodology had been used during the period for the Index. The back-tested Index data only reflects the application of that methodology in hindsight, since the Index was not actually calculated and published prior to November 3, 2020. The back-tested Index data cannot completely account for the impact of financial risk in actual trading. Consequently, you should not rely on that data as a reflection of what the actual Index performance would have been had the Index been in existence or in forecasting future Index performance. Any hypothetical or actual historical upward or downward trend in the level of the Index during any period shown is not an indication that the level of the Index is more or less likely to increase or decrease at any time.

Indexes are a measure of the market performance of a specific group of assets in a particular market or sector. Consequently, investors cannot invest directly in an index. An index does not have a sponsor and does not pay commissions or expenses. If an index had expenses, its performance would be lower.

The Index is based on notional components and is not an investment product. The Index is calculated, maintained and published by Solactive AG (the "Index Calculation Agent"). The Index was created by Wilshire Phoenix Funds LLC (the "Sponsor"), as the sponsor of the Index. The level of the Index is calculated and published on each Index Business Day by approximately 7:00 p.m. (New York City time) and will be available through various market data vendors, and available on Bloomberg LP, under the ticker symbol "WGIX", and Refinitiv, under the RIC ".WGIX". The objective of the Index is to reduce the risk-profile typically associated with the purchase of gold, as measured by the realized volatility of the LBMA Gold Price PM, while maintaining the correlative benefits of gold versus the S&P 500® Index. The Index systematically rebalances between gold and cash on a monthly basis. Realized volatility, sometimes referred to herein as historical volatility, measures the magnitude of price movements of a given asset over a defined historical time period. The Index generally seeks to reduce its realized volatility relative to the realized volatility of the LBMA Gold Price PM by lowering its exposure to gold during periods of increased realized volatility in the LBMA Gold Price PM. Gold may serve or act as a diversifier and a hedge within a portfolio of assets, especially during times of heightened realized volatility observed in the S&P 500 Index, and therefore the Index will generally calculate an increased gold exposure during periods of heightened realized volatility observed in the S&P 500 Index. The description of the Index methodology is only a summary, and other information about the Index included in this factsheet are for informational purposes but are not intended to provide sufficient detail to permit full replication of the Index.

The shares of the Trust (the "Shares") may trade at, above (a premium), or below (a discount) the net asset value ("NAV") per Share and are not individually redeemed from the Trust. The NAV per Share will fluctuate with changes in the market value of the physical gold ("Physical Gold") owned by the Trust. The price of gold is volatile and historical fluctuations in gold prices are not a reliable indicator of future gold price movements. Since the Index seeks to reduce the risk-profile typically associated with the purchase of gold while maintaining the correlative benefits of gold versus the equity markets, neither the Index nor the Trust is designed to precisely correlate with the actual performance of gold. Therefore, an investor in Shares may not be able to achieve a return that precisely correlates with the return an investor may achieve by investing directly in gold. There is no guarantee that the high trading price of gold will be sustained. The Share price reported under "WGLD" is not the same as the intraday indicative NAV ("INAV"); the INAV may vary significantly from the Share price, particularly during times of volatility of gold prices. The Index level calculated and published by approximately 7:00 p.m. (New York City time) under "WGIX" is not the same as the intraday indicative value for the Index ("IIV"); the IIV may vary significantly from the Index level, particularly during times of volatility in gold prices. An investment in the Shares may be adversely affected by competition from other methods of investing in commodities, and the availability of other gold products. The Trust may terminate and liquidate at a time that is disadvantageous to Shareholders. The Share price will fluctuate with changes in NAV per Share as well as market supply and demand. The amount of discount or premium in the Share price relative to NAV per Share may be affected by non-concurrent trading hours between NYSE Arca, Inc. (the "Exchange") and major gold markets. While the Shares will trade on the Exchange until 4:00 pm (New York City time), liquidity in the market for Physical Gold may be reduced after the close of major world gold markets including London and other locations.

Depending on the price at which an investor purchased its Shares and whether the Shares trade at a discount or a premium to NAV may affect the investor's gain or loss on its investment in the Trust when Shares are sold. . Investment return and principal value of an investment will fluctuate so that an investor's Shares, when sold or redeemed, may be worth more or less than the original cost. Purchases or sales of Shares may be subject to brokerage commissions, which will reduce returns.

Fluctuations in the price of Physical Gold could materially and adversely affect an investment in the Shares because the value of the Shares relates directly to the value of the Physical Gold held by the Trust. There can be no assurance that the Trust will achieve its investment objective. An investment in the Trust carries with it the inherent risks associated with investments related to Physical Gold. There can be no assurance that the Trust will achieve profits or avoid losses, significant or otherwise. The performance of the Trust may not track the Index during particular periods or over the long term. Disruptions in the ability to create or redeem creation units may adversely affect investors. Certain potential conflicts of interest exist between the Sponsor, its affiliates and the Trust's shareholders. Shareholders will be subject to taxation on their allocable share of the Trust's taxable income, whether or not they receive cash distributions. Shareholders will receive partner information tax returns on Schedule K-1, which could increase the complexity of tax returns.

While the Sponsor developed the methodology of the Index, the Index Calculation Agent is responsible for the day-to-day implementation of the Index methodology and calculation of the Index. The ability of the Trust to exercise remedies against the Index Calculation Agent may be limited.

Foreside Fund Services, LLC is the marketing agent of the Trust.

The Trust is not an investment company regulated under the Investment Company Act of 1940, nor is it a commodity pool as defined in the Commodity Exchange Act, and thus is not afforded the regulatory protections applicable to such entities.

Index Disclaimers

The Trust is not sponsored, promoted, sold or supported in any other manner by the Index Calculation Agent nor does the Index Calculation Agent offer any express or implicit guarantee or assurance either with regard to the results of using the Index and/or Index trademark or the current level of the Index at any time or in any other respect. The Index is calculated and published by the Index Calculation Agent. The Index Calculation Agent uses its best efforts to ensure that the Index is calculated correctly. Irrespective of its obligations towards the Trust, the Index Calculation Agent has no obligation to point out errors in the Index to third parties including but not limited to investors and/or financial intermediaries of the Trust or the Shares. Neither publication of the Index by the Index Calculation Agent nor the licensing of the Index or Index trademark for the purpose of use in connection with the Trust constitutes a recommendation by the Index Calculation Agent to invest capital in the Trust nor does it in any way represent an assurance or opinion of the Index Calculation Agent with regard to any investment in the Trust.

The LBMA Gold Price PM, which is administered and published by ICE Benchmark Administration limited ("IBA"), serves as, or as part of, an input or underlying reference for the Shares. LBMA Gold Price PM is a trademark of precious metals prices limited, and is licensed to IBA as the administrator of the LBMA Gold Price PM. ICE Benchmark Administration is a trademark of IBA and/or its affiliates. LBMA Gold Price PM, and the trademarks LBMA Gold Price PM and ICE Benchmark Administration, are used by the Trust with permission under license by IBA. IBA and its affiliates make no claim, predication, warranty or representation whatsoever, express or implied, as to the results to be obtained from any use of the LBMA Gold Price PM, or the appropriateness or suitability of the LBMA Gold Price PM for any particular purpose to which it might be put, including with respect to the Shares. To the fullest extent permitted by applicable law, all implied terms, conditions and warranties, including, without limitation, as to quality, merchantability, fitness for purpose, title or non-infringement, in relation to the LBMA Gold Price PM, are hereby excluded and none of IBA or any of its affiliates will be liable in contract or tort (including negligence), for breach of statutory duty or nuisance, or under antitrust laws or otherwise, in respect of any inaccuracies, errors, omissions, delays, failures, cessations or changes (material or otherwise) in the LBMA Gold Price PM, or for any damage, expense or other loss (whether direct or indirect) you may suffer arising out of or in connection with the LBMA Gold Price PM or any reliance you may place upon it. LBMA Gold Price PM is a trademark of Precious Metals Prices Limited, is licensed to IBA as the administrator of the LBMA Gold Price PM, and is used by the Trust with permission under license by IBA.

The Index (the "Licensee Index") was created by the Sponsor for the Trust, which has contracted with S&P Dow Jones Indices LLC ("SPDJI") to license the use of the S&P 500® Index in connection with the Licensee Index. The S&P 500® Index is the property of SPDJI. S&P DJI, its affiliates and licensors shall have no liability for any errors or omissions in the S&P 500® Index, any data related thereto, the Licensee Index and any investment products based thereon, and the Licensee Index and the any investment products based thereon are not sponsored, endorsed, sold or promoted by SPDJI, its affiliates or third party licensors.

None of SPDJI, its affiliates or third party licensors make any representation or warranty, express or implied, to the owners of the Trust or any member of the public regarding the advisability of investing in securities generally or in the Trust particularly or the ability of the S&P 500® Index to track general market performance. SPDJI's only relationship to Licensee with respect to the Licensee Index and Products is the licensing of the S&P 500® Index.

SPDJI and its third party licensors are not responsible for and have not participated in the determination of the prices and amount of the Trust or the timing of the issuance or sale of the Trust or in the determination or calculation of the equation by which the Trust may convert into cash or other redemption mechanics. SPDJI, its affiliates and third-party licensors have no obligation or liability in connection with the administration, marketing or trading of the Trust. SPDJI is not an investment advisor. Inclusion of a security within the S&P 500® Index is not a recommendation by SPDJI to buy, sell, or hold such security, nor is it investment advice.

NONE OF SPDJI, ITS AFFILIATES, OR THIRD PARTY LICENSORS GUARANTEES THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE S&P 500® INDEX, THE LICENSEE INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION WITH RESPECT THERETO, INCLUDING, ORAL, WRITTEN, OR ELECTRONIC COMMUNICATIONS. SPDJI, ITS AFFILIATES AND THIRD PARTY LICENSORS SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. SPDJI AND ITS THIRD PARTY LICENSORS MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE Trust, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500® INDEX OR LICENSEE INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL SPDJI, ITS AFFILIATES OR THIRD PARTY LICENSORS BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES, INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME, OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE.